Exhibit 2(b)

      On December 9, 1985, the Trustees of Scudder Capital Growth Fund amended the By-Laws of the Trust by the addition of the following Article IVA:

                                   ARTICLE IVA

                                HONORARY TRUSTEES

      Section 4A.01. Number; Qualification; Term: The Trustees may from time to time designate and appoint one or more qualified persons to the position of "honorary trustee". Each honorary trustee shall serve for such term as shall be specified in the resolution of the Trustees appointing him or until his earlier resignation or removal. An honorary trustee may be removed from such position with or without cause by the vote of a majority of the Trustees given at any regular meeting or special meeting.

      Section 4A.02. Duties; Remuneration: An honorary trustee shall be invited to attend all meetings of the Trustees but shall not be present at any portion of a meeting from which the honorary trustee shall have been excluded by vote of the Trustees. An honorary trustee shall not be a "Trustee" or "officer" within the meaning of the Trust's Declaration of Trust or of these By-Laws, shall not be deemed to be a member of an "advisory board" within the meaning of the Investment Company Act of 1940, as amended from time to time, shall not hold himself out as any of the foregoing, and shall not be liable to any person for any act of the Trust. Notice of special meetings may be given to an honorary trustee but the failure to give such notice shall not affect the validity of any meeting or the action taken thereat. An honoary trustee shall not have the powers of a Trustee, may not vote at meetings of the Trustees and shall not take part in the operation nor governance of the Trust. An honorary trustee shall not receive any compensation but may, in the discretion of the Trustees be reimbursed for expenses incurred in attending meetings of the Trustees or otherwise.